FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 2, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.
(Translation of registrant’s name into English)

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX TO EXHIBITS

Item
1.	ABN AMRO Asset Management closes acquisition of International Asset Management / February 28, 2006

The information contained in this report is incorporated by reference into the Registration Statements on Form F-3 File Nos. 333-89136 and 333-104778 and the Registration Statements on Form S-8 File Nos. 333-81400, 333-84044, 333-128621, 333-128619 and 333-127660.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: March 1, 2006	By:	/s/ W. Jiskoot

		Name:	W. Jiskoot
		Title:	Member of the Managing Board

	By:	/s/ R. Bruens

		Name:	R. Bruens
		Title:	European Head of Investor Relations

Item 1

Press Release

Amsterdam/London, 28 February 2006

ABN AMRO Asset Management closes acquisition of International Asset Management

ABN AMRO Asset Management announces today that it has completed the acquisition of 100% of International Asset Management (IAM) following receipt of regulatory approval from the UK Financial Services Authority. ABN AMRO announced on 20 January a definitive agreement to acquire IAM.

IAM is a specialist fund of hedge funds manager with circa USD 2.8 billion of assets under management. A carefully planned integration process will now begin.

“We are looking forward to working more closely with our partners at IAM now that the deal has closed. Through our shared values of excellent client service and strong performance we hope to maximise the benefits of the acquisition while maintaining business as usual for existing clients,” said Kevin Smith, Chief Investment Officer Equities at ABN AMRO Asset Management.

ABN AMRO Asset Management is one of the world’s leading asset managers, with significant experience in managing assets for private investors and for institutional clients. It manages assets of EUR 176.2 bln (as at 31 December 2005) and is a unit of Netherlands-based ABN AMRO, a leading international bank with total assets of EUR 880.8 bln (as at 31 December 2005). It has over 3,000 branches in approximately 60 countries and territories and is listed on the Euronext and New York stock exchanges.

IAM is a leading fund of hedge funds manager, specialising in the investment management of bespoke diversified portfolios for institutional and private clients. IAM, which was founded in 1989, is one of the oldest and strongest performing investment managers; its flagship fund, Alternative Investment Strategies Ltd, has had a 10.53% annualised return since its inception in 1996.

ABN AMRO press contacts:
+31 20 628 89 00

ABN AMRO investor relations:
+31 20 628 78 35

Nothing in this material should be construed as investment or any other advice: It is provided for information purposes only. Please note that past performance is not an indication of future performance. The value of underlying investments can go down as well as up and you may not get back the full amount invested.

Press Relations Department
Head Office: Gustav Mahlerlaan 10 (HQ 1190), 1082 PP Amsterdam, tel. +31 (0)20 6288900, fax +31 (0)20 6295486
London Office: 250 Bishopsgate, London EC2M 4AA, tel. +44 207 6788244, fax +44 207 6788245
Outside office hours please call +31 (0)20 6298000 for the press officer on duty